700 Anderson Hill Road Purchase, New York 10577

Tel. (914) 253-3449 Fax (914) 249-8069

April 16, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:	Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	PepsiCo, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 8-K Filed February 9, 2012
File No. 001-01183

Dear Ms. Jenkins:

Please find below supplemental information related to our response, dated March 28, 2012, to comment #6 set forth in your letter dated March 16, 2012.

Form 8-K filed February 9, 2012

Reconciliation of GAAP and Non-GAAP Information

Certain Line Items, page A-12

6.	In future filings, we will amend the presentation of “Certain Line Items” in our Reconciliation of GAAP and Non-GAAP Information to exclude the line item Net Revenue and will, instead, include a separate reconciliation for the line item Net Revenue.

Ms. Tia L. Jenkins

April 16, 2012

* * *

PepsiCo, Inc. hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff of the Division of Corporation Finance (the Staff) comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the filings; and (iii) PepsiCo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (914) 253-3449.

Sincerely,

/s/ Marie T. Gallagher

Senior Vice President and Controller

cc:	Indra K. Nooyi, Chairman and Chief Executive Officer, PepsiCo, Inc.
Hugh Johnston, Executive Vice President, Chief Financial Officer, PepsiCo, Inc.
Maura Smith, Executive Vice President, General Counsel, Public Policy & Government Affairs, Corporate Secretary, PepsiCo, Inc.
Brian Bhandari, Branch Chief, Office of Beverages, Apparel and Mining, United States Securities and Exchange Commission
Blaise Rhodes, Staff Accountant, United States Securities and Exchange Commission